Colbert ◆ Johnston LLP
Attorneys and Counselors at Law
August 17, 2009
Song Brandon
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Cistera Networks, Inc.
Preliminary Information Statement on Schedule 14C
Filed on June 25, 2009
File No. 0-17304

Schedule 13E-3
Filed on June 25, 2009
File No. 0-17304
Mr. Brandon:
     The following responses to your comment letter of July 22, 2009 (the “Comment Letter”) are submitted on behalf of Cistera Networks, Inc., a Nevada corporation (the “Company”), in connection with the above referenced Preliminary Information Statement and Schedule 13E-3. Simultaneously herewith, the Company has filed an amended preliminary Information Statement (the “Amendment”), which has been marked to show changes from the original filing. For convenience, we have copied the comments contained in the Comment Letter and provided the Company’s responses below:
Preliminary Information Statement on Schedule 14C

General
1.	We note that the information contained Item 3 of your Schedule 13E-3 is not provided in your preliminary information statement. Please revise to include this disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) of the Securities Exchange Act of 1934.
6021 Morriss Road, Suite 101, Flower Mound, Texas 75028
Phone: (972) 724-3338 • Fax: (972) 724-1922

Mr. Song Brandon
August 17, 2009

Response
We have revised the Information Statement to include the requested disclosures. These disclosures may be found on page 26 of the revised Information Statement under “Security Ownership of Certain Beneficial Owners and Management”.
2.	We note that you filed the Form 10- K for the year ended March 31, 2009 on July 14, 2009. Please update the information in your document accordingly, including the sections entitled “Financial Statements” and Incorporation of Certain Documents By Reference.”

Response
We have revised the Information Statement to update the information included therein in light of our Form 10-K filing for the fiscal year ended March 31, 2009, as well as the filing of our Form 10-Q for the fiscal quarter ended June 30, 2009, including the sections entitled “Financial Statements” and Incorporation of Certain Documents By Reference” on pages 25 and 27, respectively, of the revised Information Statement.
3.	Please confirm that you will post your materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Website) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56315 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response
We have revised the Information Statement to add a new section entitled “Availability of Information Statement on Website to disclose that the Information Statement and our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 will be posted on our website. This disclosure may be found on page 28 of the revised Information Statement.
Structure of the Reverse/Forward Stock Split, page 7
4.	We note your disclosure how the board may abandon the reverse stock split if it determines that abandoning the split would be in the best interests of the company. Disclose how the board will make a determination, in its discretion, to abandon the reverse split before the proposed Effective Date if it determines that abandoning it is in the best interests of the Company. Disclose how the board will make such determination, including the factors upon which decision would be based, and how it will provide notice to security holders.

Mr. Song Brandon
August 17, 2009

Response
We have revised the Information Statement to add the requested disclosures. These disclosures may be found on page 8 of the revised Information Statement under “Structure of the Reverse/Forward Stock Split”.
Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders: Accretion in Ownership and Control of Certain Stockholders, page 13
5.	Please expand the paragraph discussing the potential disadvantages to your stockholders who will remain as stockholders to address that the Company will no longer be subject to the liability provisions of the Exchange Act and that officers of the Company will no longer be required to certify the accuracy of its financial statements.

Response
We have revised the Information Statement to add the requested disclosures. These disclosures may be found on page 14 of the revised Information Statement under “Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders: Accretion in Ownership and Control of Certain Stockholders”.
Fairness of the Reverse/Forward Stock Split to Stockholders, page 18
6.	Given that some of the factors you note under this heading and elsewhere in your information statement as contributing to the decision to take the Company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in your operating history. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Response
We have revised the Information Statement to add the requested disclosures. These disclosures may be found on page 9 of the revised Information Statement under “Reasons for and Purposes of the Reverse/Forward Split”.
7.	We note your disclosure that the Company did note consider the net book value or the going concern value in determining the fairness of the Reverse/Forward Stock Split to unaffiliated stockholders. Briefly explain to stockholders the basis upon which the filing parties determined not to consider the information. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

Mr. Song Brandon
August 17, 2009

Response
We have revised the Information Statement to add the requested disclosures. These disclosures may be found on page 18 of the revised Information Statement under “Fairness of the Reverse/Forward Stock Split to Stockholders”.
8.	We note your disclosure on page 19 where you discuss the “Publicly Traded Stock Value analysis” and specifically the language indicating that the Board “concluded that most accurate valuation analysis applicable to the Company is the prices of its publicly traded stock.” Please explain the basis for the Board’s conclusion.

Response
At March 31, 2009, the company had a shareholder deficit of approximately $1.9 million, thus both net book value and going concern value would result in a negative valuation, and other valuation methods would similarly result in little to no value. Thus, the Board concluded that the most accurate valuation was determined to be the value assigned by the over the counter market in which the shares currently trade. The Board believes that the trading market represented a reasonable approximation of the value that a stockholder would receive if they were to offer their holding to the market. The Board also recognized, however, that the value of the holdings liquidated as a result of the split (one and two share holdings) are not essentially “trade-able” due to the high transaction cost a stockholder would incur would more than eliminate any value they may receive in an open market sale.
9.	We note your disclosure on page 19 where you discuss the current and historical market rates for your Common Stock and specifically to the language indicating that the proposed transaction price of $.14 per pre-split compares favorably to the bid prices of your Common Stock over the past six months. Please explain why the board used the last six months as a baseline in making its determination.

Response
In determining that the prior a six-month time frame was appropriate time frame of this analysis, the Board considered the fact that prior to the last six months, the stock market had fallen close to 40% within a short period of time. Over the immediately prior six months, however, the market had stabilized allowing for a less volatile movement in prices. Thus, the Board believed that this six months timeframe, from approximately mid — December 2009 to mid — June 2009, was a more reasonable range to price the shares. We have revised the Information Statement to include this information under page 19 of the revised Information Statement under “Fairness of the Reverse/Forward Stock Split to Stockholders”.

Mr. Song Brandon
August 17, 2009

10.	Please also provide in greater detail how the $.14 per pre-split prices was determined.

Response
The $.14 per pre-split average share value, was then calculated as the sum of the closing prices divided by the number of trading days, during the previous six months. We have revised the Information Statement to include this information under page 19 of the revised Information Statement under “Fairness of the Reverse/Forward Stock Split to Stockholders”.
Financial Statements, page 25
11.	It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ration of earning to fixed charges and book value pre share information required by Item 1010(c)(4) and Item 1010(c)(5) of the Regulation M-A, respectively, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

Response
We have revised the Information Statement to provide the ratio of earnings to fixed charges for our two most recent fiscal years and for our last fiscal quarter. These disclosures may be found on page 25 of the revised Information Statement under “Financial Statements.”

We have not disclosed proforma financial data as we do not believe that this information is material. The proposed Reverse/Forward Stock Split will affect 346 shareholders who hold approximately 475 shares, which represents less than .001% of the company’s outstanding stock, and transaction costs will be approximately $26,800, representing less than 1% of our annual revenues and less than 1.0% of our annual operating expenses for the fiscal year ended March 31, 2009.
12.	We note your disclosure incorporating by reference your Form 10-KSB for the fiscal year ended March 31, 2009, as amended, and the Form 10Q-SB for the fiscal year ended December 31, 2008. Based on this disclosure, it appears you are incorporating by reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, it appears you are not eligible to incorporate by reference pursuant to Item

Mr. Song Brandon
August 17, 2009

13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, please advise, or revise your disclosure to indicate that you are delivering to shareholders with the information statement the previously-filed reports from which you are incorporating this information by reference. Alternatively, you may revise you document to include the information required by Item 13(a).

Response
We have revised the Information Statement to incorporate by reference the financial information in response to the requirements of Item 13(a) of Schedule 14A, and intend to rely upon Item 13(b)(2) to incorporate the required information by reference. We have revised page 25 “Financial Statements” of the revised Information Statement to disclose that we are delivering to stockholders the Company’s previously-filed Annual Report on Form 10-K for the fiscal year ended March 31, 2009 with the Information Statement.
The Company acknowledges that:
*	It is responsible for the adequacy and accuracy of the disclosures in its filings;

*	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If any member of the staff has any questions concerning the Company’s responses or the Amendment, he or she should contact Robert J. Johnston at (972) 724-3338.
Very truly yours,
/s/ Robert J. Johnston
Robert J. Johnston